SUCCESSFACTORS, INC.

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

March 6, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Application for Withdrawal of Post-Effective Amendment No. 1 to Form S-3 (File No. 333-175266)

Ladies and Gentlemen:

SuccessFactors, Inc., a Delaware corporation (the “Company”), hereby withdraws its Post-Effective Amendment No. 1 to Form S-3 (File No. 333-175266), originally filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2012 (the “Post-Effective Amendment”).

The withdrawn Post-Effective Amendment will be re-filed promptly with the Commission with no changes to the filing itself other than the date thereof. The Company is withdrawing the Post-Effective Amendment because of an error in the EDGAR submission coding that will be corrected when re-filed.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at (650) 645-2000.

Very truly yours,

SUCCESSFACTORS, INC.

By:	/s/ Hillary Smith
Name:	Hillary Smith
Title:	General Counsel